UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 15, 2020

_____

In the Matter of

docampus Inc.
5305 River Road North
Keizer, OR 97303

                                                ORDER DECLARING OFFERING
                                                STATEMENT ABANDONED UNDER THE
                                                SECURITIES ACT OF 1933, AS AMENDED

File No: 024-10978

_____

       docampus Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on July 15, 2020.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

                                 Mara L. Ransom
                                 Office Chief